Exhibit 99.1

News Release

December 12, 2013

TELUS announces approval of normal course issuer bid for purchase of up to $500 million in TELUS shares during 2014

Vancouver, B.C. — The Toronto Stock Exchange (TSX) has approved TELUS Corporation’s normal course issuer bid (NCIB) to purchase and cancel up to 16 million of its outstanding common shares (up to $500 million) in 2014 through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations from January 2, 2014 to December 31, 2014.

This represents approximately 2.6 per cent of outstanding TELUS common shares, and will be purchased only when and if the company considers it advisable. Pursuant to TSX rules, the maximum number of common shares that may be repurchased during the same trading day on the TSX is 421,589 common shares (being 25% of the average daily trading volume of TELUS common shares for the 6 months preceding the date of the NCIB notice to the TSX, which was equal to 1,686,357 common shares), subject to certain exceptions for block repurchases. As of December 4, 2013, TELUS had 623,419,384 common shares issued and outstanding.

TELUS will pay the market price at the time of acquisition for any common shares purchased under the NCIB through the TSX, the NYSE or alternative trading platforms. TELUS may also purchase common shares privately from time to time after obtaining exemption orders from applicable securities regulatory authorities. Any such private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price as provided in the exemption order.

TELUS is also planning to enter into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting TELUS to purchase shares under its NCIB during internal blackout periods when TELUS would not be permitted to trade in its shares, including regularly scheduled quarterly blackout periods. Such purchases would be pursued at the sole discretion of the broker based on parameters established by TELUS prior to any blackout period in accordance with TSX rules, applicable securities laws and the terms of the agreement between the broker and TELUS. The ASPP has been approved by the TSX and may be implemented as early as January 2, 2014, and from time to time thereafter. All other purchases under the NCIB will be at the discretion of the company.

TELUS currently has in place a NCIB program which ends on December 31, 2013. On September 24, 2013, TELUS had reached the maximum amount under the 2013 NCIB, having purchased 31,180,612 common shares for a weighted average price of $32.07 per share.

TELUS’ Board of Directors believes that such purchases are in the best interest of TELUS and that such purchases constitute an attractive investment opportunity and desirable use of TELUS’ funds that should enhance the value of the remaining shares. Purchases of common shares pursuant to the NCIB may commence on January 2, 2014, and will end on or before December 31, 2014.

Forward Looking Statements

This media release contains statements about future events, including with respect to our 2014 normal course issuer bid, and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate and there can be no assurances that TELUS will complete all purchases under the 2014 normal course issuer bid. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors (such as regulatory and government decisions, competitive environment, our earnings and free cash flow, and capital expenditures and spectrum licence purchases, and a change in our intention to purchase shares) could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2013 annual guidance, CEO three-year goals to 2013 for EPS and free cash flow growth to 2013 excluding spectrum costs, semi-annual dividend increases to 2016, ability to sustain and complete multi-year share purchase programs to 2016 ), qualifications and risk factors referred to in the first, second and third quarter Management’s discussion and analysis, in the 2012 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at anytime at its sole discretion, its current practice of updating annual targets and guidance.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $11.3 billion of annual revenue and 13.3 million customer connections including 7.8 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 776,000 TELUS TV customers. Led since 2000 by President and CEO Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information, please contact

Investor Relations

Ian McMillan

(604) 697-8107

ir@telus.com

Media Relations

Shawn Hall

(604) 619-7913

shawn.hall@telus.com